UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025 (Report No. 3)

Commission File Number: 001-41916

Silynxcom Ltd.

7 Giborei Israel

Netanya, 4250407

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On April 10, 2025, Silynxcom Ltd. (the “Company”) issued a press release titled “Silynxcom Receives $1.1 Million Order from Israel Defense Forces,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (“Report on Form 6-K”).

The first, second, fourth, and fifth paragraphs and the section titled “Forward-Looking Statements” of the press release included as Exhibit 99.1 to this Report on Form 6-K are incorporated by reference into the Registrant’s Registration Statement on Form F-3 (Registration No. 333-285443) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued by Silynxcom Ltd. titled “Silynxcom Receives $1.1 Million Order from Israel Defense Forces”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILYNXCOM LTD.

Date: April 10, 2025	By:	/s/ Nir Klein
	Name:	Nir Klein
	Title:	Chief Executive Officer

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